Exhibit 8.1

Subsidiaries of Zapp Electric Vehicles Group Ltd

The following list sets forth the subsidiaries of Zapp Electric Vehicles Group Ltd:

Name of subsidiary	Jurisdiction of incorporation
Zapp Electric Vehicles, Inc. (formerly CIIG Capital Partners II, Inc.)	Delaware
Zapp Electric Vehicles Ltd	United Kingdom
Zapp Electric Vehicles (Sales) Ltd	United Kingdom
Zapp Scooters Sales France SAS	France
Zapp Electric Vehicles (Ireland) Ltd	Ireland
Zapp Scooters (Thailand) Co., Ltd	Thailand